Exhibit a4

NEWS RELEASE

Contact:
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

Retalix Receives Non-binding Merger Proposal

        Ra’anana, Israel; February 16, 2009 – Retalix® Ltd. (NasdaqGS: RTLX) announced today that, although the Company has not been for sale, the Board of Directors received on February 14, 2009, a non-binding proposal to purchase all the outstanding shares of the Company in a merger transaction for a price of $8.00 per share in cash.  The Board of Directors is evaluating the offer.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,300 employees in its various subsidiaries and offices worldwide. The Company’s International headquarters are located in Ra’anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.